FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (“Rubicon”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2   DATE OF MATERIAL CHANGE

November 29, 2010

ITEM 3    NEWS RELEASE

Press Release was issued November 29, 2010 over Canada Newswire and PR Newswire.

ITEM 4   SUMMARY OF MATERIAL CHANGE

On November 29, 2010, Rubicon announced a NI 43-101 compliant inferred resource estimate of 4.0 million ounces of gold grading at 20.1 g/t gold (0.59 oz/ton gold) from 6,200,000 tonnes at its Phoenix Gold Project, Red Lake, Ontario.  The inferred resource was prepared by Geoex Limited based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery) and July 31, 2010 and using a polygonal calculation method.

Rubicon also announced that Geoex carried out an evaluation of geological potential of between 13,340,000 to 16,110,000 potential ounces of gold with a potential grade of between 24.4 to 26.8 g/t up to 2,500 metres below surface (open at depth) from between 17,000,000 to 18,700,000 potential tonnes, based on the projection and extrapolation of the inferred resource present between 0 and 500 metres below surface.  The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Rubicon announced a NI 43-101 compliant inferred mineral resource estimate for the F2 Gold System, part of its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario. The estimate is summarized below:

Inferred Resource (5 g/t cutoff & 10 gram x metre product minimum)	Tonnes	Grade (g/t)	Grade (oz/ton)	Contained ounces
Total Inferred Resource	6,200,000	20.1	0.59	4,007,000

The inferred mineral resource estimate was prepared by Geoex Limited. (“Geoex”) based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery) and July 31, 2010. The estimate does not include approximately 41,702 metres of drilling completed since July 31, 2010. The inferred resource estimate was prepared using the polygonal calculation method (see below for details) which, in the opinion of Geoex, is the appropriate method and is typically used for this type of deposit. The cut-off used is considered to be an economically reasonable estimate of breakeven mining costs.

Geological Potential

In addition to the above referenced inferred resource estimate, Geoex carried out an evaluation of geological potential based on an analysis of the distribution of current drilling (strike length of 898 meters as of July 31, 2010) and opportunity for infill and expansion drilling to depth. The system remains open along strike and to depth beyond the current limit of drilling.

The geological potential is based on the projection and extrapolation of the inferred resource present between 0 to 500 metres below surface as this area is considered well drilled and contains an inferred resource of 3,400,000 tonnes containing 2,680,000 oz at 24.4 g/t or 0.71 oz/ton. In the area between 500 and 1500 metres below surface, drilling is wider spaced and thus large parts of the system in this area have not been adequately drill tested, however, in the opinion of Geoex, based on a review of project data, experience from elsewhere in Red Lake and general observations on lode gold deposits, the grade and tonnage profile of the area above 500 metres is likely to be replicated to depth with additional drilling. The results of this analysis are summarized in the table below:

Depth	Potential Tonnes	Potential Grade	Potential Ounces
Above 500m (well drilled)	3,400,000 to 3,700,000	24.4 to 26.8 g/t	2,680,000 to 3,190,000
500-1500 metres (wide spaced drilling)	6,800,000 to 7,500,000	24.4 to 26.8 g/t	5,330,000 to 6,460,000
1500-2500 metres (no drilling – open)	6,800,000 to 7,500,000	24.4 to 26.8 g/t	5,330,000 to 6,460,000
Total to 2500 metres (open at depth)	17,000,000 to 18,700,000	24.4 to 26.8 g/t	13,340,000 to 16,110,000

The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Geoex will prepare an NI 43-101 compliant technical report in respect of the inferred resource estimate and geological potential discussed in this material change report which Rubicon will file on SEDAR within 45 days of the date the news release announcing this material change was disseminated, and plans to complete a Preliminary Economic Assessment in respect of the F2 Gold System by the end of Q1, 2011.

Resource Calculation Methodology

The construction of the polygonal and block models was a product of collaboration between Rubicon and Geoex. Rubicon personnel included Matt Wunder P.Geo, V.P. Exploration and Eric Hinton P.Eng., Project Manager. All data in the resource evaluation were reviewed by Geoex with Mr. Peter George of Geoex assuming responsibility for the resource and geological potential estimates upon which the statements reported herein are based.

Polygonal Resource calculation

Source assay data were audited by a third party consulting firm (IoGlobal) specializing in data management and QA/QC analysis and composite intervals were calculated utilizing a minimum three and also a five gram cut-off and minimum 10 gram times metre product for all F2 system data to July 31, 2010. No top cut was applied to the data because, in the opinion of Geoex, there is insufficient geostatistical data to properly determine an accurate top cut value at this time.   The X, Y and Z centroid points were calculated and horizontal thickness for each composite interval was calculated utilizing a set of east-west cross sections (local mine grid). The composite intervals were classified by geological unit and centroid points for each composite interval were plotted on long sections for each geological domain utilizing AMine software. Individual zones were then interpreted in AMine.

The interpretation is largely based on a series of detailed cross sections confirming geological continuity vertically down dip and along strike (mine grid north-south).  Polygons were plotted on long sections for each sub zone with ellipse parameters for the inferred resource of 75 metre vertical radius and 37.5 metre horizontal radius. Polygons were clipped where overlapping, clipped where the claim boundary and 15 metres below where the lake bottom surface was contacted.  Polygon areas were calculated for each centroid point, horizontal thickness was applied to determine the volume, a specific gravity (“SG”) of 2.85 g/cm3 was applied, being derived from the average SG in preliminary metallurgical studies (see news release dated October 19, 2010). The volume of each polygon was calculated and assigned a gold grade. The sum of the polygons constitutes the inferred resource.

Block Model calculation
In addition to the polygonal resource calculation, as a means of validating the inferred resource estimate by an independent method, a block model was calculated utilizing Surpac software resulting in 5,830,000 tonnes, 3,210,000 ounces at 17.2 g/t or 0.50 opt. The block model results are within 6.7% of the tonnage, 17.1% of the contained ounces and 24.9% of the grade  of the polygonal estimate (6,200,000 tonnes, 4,007,000 ounces at 20.1g/t gold or 0.59 opt). While Geoex does not consider the block model the most appropriate method for this type of deposit, the results are considered to provide strong supporting validation for the preferred polygonal estimate reported above. It should be noted that the block model results do not differ significantly regardless of whether a northeast (East Bay trend) or northwest (F2 trend) oriented search ellipse is used in the block model.

Data were audited prior to completion of the block model. For this inferred resource estimate, the data were treated as one domain. Assay data were composited at 1.0 metre intervals (no top cut was applied) and variogram analysis was completed. Two times the variogram range was utilized for oriented search ellipse parameters (list parameters) for the inferred resource calculation.  A block size of 2m (E-W) by 4m (N-S) by 12m (vertical) was selected through an optimization process. Data were constrained by the lake bottom surface, the claim boundary and a western boundary was included to exclude any unrelated drilling carried out prior to February 2008. A SG of 2.85 g/cm3 was utilized.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9	DATE OF REPORT

DATED at Vancouver, B.C. the 1st day of December, 2010.

News Release
November 29, 2010
  TSX:RMX | NYSE AMEX:RBY

Rubicon Announces 4.0 Million Ounce Inferred Gold Resource Estimate Grading 20.1 g/t gold (0.59 oz/ton gold) at its Phoenix Gold Project, Red Lake, Ontario
- Total geological potential of F2 Gold System 13.3 to 16.1 million ounces grading 24.4 to 26.8 g/t -

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to provide a NI 43-101 compliant inferred mineral resource estimate for the F2 Gold System, part of its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario. The estimate is summarized below:

Inferred Resource (5 g/t cutoff & 10 gram x metre product minimum)	Tonnes	Grade (g/t)	Grade (oz/ton)	Contained ounces
Total Inferred Resource	6,200,000	20.1	0.59	4,007,000

The inferred mineral resource estimate was prepared by Geoex Limited. (“Geoex”) based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery) and July 31, 2010. The estimate does not include approximately 41,702 metres of drilling completed since July 31, 2010. The inferred resource estimate was prepared using the polygonal calculation method (see below for details) which, in the opinion of Geoex, is the appropriate method and is typically used for this type of deposit. The cut-off used is considered to be an economically reasonable estimate of breakeven mining costs.

“We are very pleased with these initial results. They demonstrate that the F2 Gold System is already a significant sized gold deposit. Importantly, the gold grade of 20.1 g/t gold is high compared to most major gold deposits around the world and is consistent with the overall Red Lake camp average grade, which is Red Lake’s key advantage. Our objective now, through our ongoing delineation program is to upgrade part of this large inferred resource, move towards development and to continue to expand the gold system. Underground development on the project has already cross-cut mineralized zones at the 305 metre level and delineation drilling is underway. Photographs of the new zones are available on the Company website at www.rubiconminerals.com.” stated David Adamson, President and CEO.

Geological Potential

In addition to the above referenced inferred resource estimate, Geoex carried out an evaluation of geological potential based on an analysis of the distribution of current drilling (strike length of 898 meters as of July 31,2010) and opportunity for infill and expansion drilling to depth. The system remains open along strike and to depth beyond the current limit of drilling.

The geological potential is based on the projection and extrapolation of the inferred resource present between 0 to 500 metres below surface as this area is considered well drilled and contains an inferred resource of 3,400,000 tonnes containing 2,680,000 oz at 24.4 g/t or 0.71 oz/ton. In the area between 500 and 1500 metres below surface, drilling is wider spaced and thus large parts of the system in this area have not been adequately drill tested, however, in the opinion of Geoex, based on a review of project data, experience from elsewhere in Red Lake and general observations on lode gold deposits, the grade and tonnage profile of the area above 500 metres is likely to be replicated to depth with additional drilling. The results of this analysis are summarized in the table below:

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Depth	Potential Tonnes	Potential Grade	Potential Ounces

Above 500m (well drilled)	3,400,000 to 3,700,000	24.4 to 26.8 g/t	2,680,000 to 3,190,000
500-1500 metres (wide spaced drilling)	6,800,000 to 7,500,000	24.4 to 26.8 g/t	5,330,000 to 6,460,000
1500-2500 metres (no drilling – open)	6,800,000 to 7,500,000	24.4 to 26.8 g/t	5,330,000 to 6,460,000
Total to 2500 metres (open at depth)	17,000,000 to 18,700,000	24.4 to 26.8 g/t	13,340,000 to 16,110,000

The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

“From the early days of the discovery, we have always recognized that we are exploring a very robust and large mineralizing system, which is why we have dedicated significant drilling efforts to the 9X target area. As suggested by Geoex, the current 4.01 million ounce inferred gold resource may be only a small part of the overall gold potential of the F2 Gold System. Large areas remain to be infill-drilled and the system is open in all directions. We should also point out, we own 40% of the exploration real estate in Red Lake giving us a unique opportunity to find the next F2 Gold Deposit,” stated David Adamson, President and CEO.

Geoex will prepare an NI 43-101 compliant technical report in respect of the inferred resource estimate and geological potential discussed in this release which Rubicon will file on SEDAR within 45 days of the date this release was disseminated, and plans to complete a Preliminary Economic Assessment in respect of the F2 Gold System by the end of Q1, 2011.

Resource Calculation Methodology

The construction of the polygonal and block models was a product of collaboration between Rubicon and Geoex. Rubicon personnel included Matt Wunder P.Geo, V.P. Exploration and Eric Hinton P.Eng., Project Manager. All data in the resource evaluation were reviewed by Geoex with Mr. Peter George of Geoex assuming responsibility for the resource and geological potential estimates upon which the statements reported herein are based.

Polygonal Resource calculation

Source assay data were audited by a third party consulting firm (IoGlobal) specializing in data management and QA/QC analysis and composite intervals were calculated utilizing a minimum three and also a five gram cut-off and minimum 10 gram times metre product for all F2 system data to July 31, 2010. No top cut was applied to the data because, in the opinion of Geoex there is insufficient geostatistical data to properly determine an accurate top cut value at this time.   The X, Y and Z centroid points were calculated and horizontal thickness for each composite interval was calculated utilizing a set of east-west cross sections (local mine grid). The composite intervals were classified by geological unit and centroid points for each composite interval were plotted on long sections for each geological domain utilizing AMine software. Individual zones were then interpreted in AMine.

The interpretation is largely based on a series of detailed cross sections confirming geological continuity vertically down dip and along strike (mine grid north-south).  Polygons were plotted on long sections for each sub zone with ellipse parameters for the inferred resource of 75 metre vertical radius and 37.5 metre horizontal radius. Polygons were clipped where overlapping, clipped where the claim boundary and 15 metres below where the lake bottom surface was contacted.  Polygon areas were calculated for each centroid point, horizontal thickness was applied to determine the volume, a specific gravity (“SG”) of 2.85 g/cm3 was applied, being derived from the average SG in preliminary metallurgical studies (see news release dated October 19, 2010). The volume of each polygon was calculated and assigned a gold grade. The sum of the polygons constitutes the inferred resource.

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Block Model calculation

In addition to the polygonal resource calculation, as a means of validating the inferred resource estimate by an independent method, a block model was calculated utilizing Surpac software resulting in 5,830,000 tonnes, 3,210,000 ounces at 17.2 g/t or 0.50 opt. The block model results are within 6.7% of the tonnage, 17.1% of the contained ounces and 24.9% of the grade  of the polygonal estimate (6,200,000 tonnes, 4,007,000 ounces at 20.1g/t gold or 0.59 opt). While Geoex does not consider the block model the most appropriate method for this type of deposit, the results are considered to provide strong supporting validation for the preferred polygonal estimate reported above. It should be noted that the block model results do not differ significantly regardless of whether a northeast (East Bay trend) or northwest (F2 trend) oriented search ellipse is used in the block model.

Data were audited prior to completion of the block model. For this inferred resource estimate, the data were treated as one domain. Assay data were composited at 1.0 metre intervals (no top cut was applied) and variogram analysis was completed. Two times the variogram range was utilized for oriented search ellipse parameters (list parameters) for the inferred resource calculation.  A block size of 2m (E-W) by 4m (N-S) by 12m (vertical) was selected through an optimization process. Data were constrained by the lake bottom surface, the claim boundary and a western boundary was included to exclude any unrelated drilling carried out prior to February 2008. A SG of 2.85 g/cm3 was utilized.

Rubicon is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were estimated using CIM Standards.

Qualified Persons

Rubicon has implemented a rigorous QA/QC program to ensure best practices in the sampling and analysis of drill core.  Assays were conducted on sawn NQ-sized half core sections. Delineation drilling intercepts represent true horizontal width. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.  Exploration drill programs and all data forming the basis of the inferred resource estimate described in this release were supervised and verified by Terry Bursey, P.Geo,. Regional Manager for Rubicon and a Qualified Person as defined by NI 43-101.  All data required for the block calculation described in this release was prepared and verified by Eric Hinton, P.Eng, Project Manager of Rubicon and a Qualified Person as defined by NI 43-10.  The inferred resource estimate, including the polygonal resource calculation and the block model calculation, and the geological potential analysis were prepared by Peter George, P.Geo., President and consulting geologist  of Geoex, an independent Qualified Person as defined by NI 43-101, and he verified all data received from Rubicon in connection with same.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, it is not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  The term “contained gold ounces” used in this press release is not permitted under the rules of the SEC.  U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding estimates of mineral resources, estimates of gold grades and in-place ounces, the preparation and timing of a technical report in respect of the inferred resource estimate and the proposed Preliminary Economic Assessment and the timing and nature of future exploration programs.  Our exploration programs are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates;  results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of Rubicon and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_____________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.